UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

LAZYDAYS HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
52110H100
(CUSIP Number)
March 15, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52110H100
(1) Names of Reporting Persons
Park West Asset Management LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	846,341*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	846,341*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
846,341*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
9.99%*
(12) Type of Reporting Person
IA

* Beneficial ownership percentage is based upon 8,471,885 shares of common stock, $0.0001 par value per share (“Common Stock”), of Lazydays Holdings, Inc., a Delaware corporation (the “Company”), issued and outstanding, based on information reported by the Company in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 21, 2018. Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, collectively with PWIMF, the “PW Funds”), and Peter S. Park (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”) is the sole member and manager of PWAM. As of March 15, 2018, PWIMF held 750,000 shares of Common Stock; 266,612 prefunded warrants (“Prefunded Warrants”); warrants (“Warrants”) exercisable for an aggregate of 596,707 shares of Common Stock, subject to the limitations described below; and 88,954 shares of the Company’s Series A Preferred Stock (the “Preferred Stock”) convertible into an aggregate of 884,014 shares of Common Stock, subject to the limitations described below. As of March 15, 2018, PWPI held 92,500 shares of Common Stock; 33,745 Prefunded Warrants; Warrants exercisable for an aggregate of 74,100 shares of Common Stock, subject to the limitations described below; and 11,046 shares of Preferred Stock convertible into an aggregate of 109,773 shares of Common Stock, subject to the limitations described below. The Prefunded Warrants, Warrants and Preferred Stock are all subject to exercise and conversion limitations prohibiting the exercise or conversion of each security to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of Common Stock. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM and Mr. Park may be deemed to beneficially own 846,341 shares of Common Stock deemed held in the aggregate by the PW Funds, or approximately 9.99% of the shares of Common Stock deemed to be issued and outstanding as of March 15, 2018.

CUSIP No. 52110H100
(1) Names of Reporting Persons
Park West Investors Master Fund, Limited
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	846,341*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	846,341*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
846,341*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
9.99%*
(12) Type of Reporting Person
CO

  * Beneficial ownership percentage is based upon 8,471,885 shares of Common Stock issued and outstanding based on information reported by the Company in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 21, 2018. As of March 15, 2018, PWIMF held 750,000 shares of Common Stock; 266,612 Prefunded Warrants; Warrants exercisable for an aggregate of 596,707 shares of Common Stock, subject to the limitations described below; and 88,954 shares of Preferred Stock convertible into an aggregate of 884,014 shares of Common Stock, subject to the limitations described below. The Prefunded Warrants, Warrants and Preferred Stock are all subject to exercise and conversion limitations prohibiting the exercise or conversion of each security to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of Common Stock. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWIMF may be deemed to beneficially own 846,341 shares of Common Stock, or approximately 9.99% of the shares of Common Stock deemed to be issued and outstanding as of March 15, 2018.

CUSIP No. 52110H100
(1) Names of Reporting Persons
Peter S. Park
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	846,341*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	846,341*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
846,341*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
9.99%*
(12) Type of Reporting Person
IN

* Beneficial ownership percentage is based upon 8,471,885 shares of Common Stock issued and outstanding based on information reported by the Company in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 21, 2018. PWAM is the investment manager to the PW Funds, and Mr. Park is the sole member and manager of PWAM. As of March 15, 2018, PWIMF held 750,000 shares of Common Stock; 266,612 Prefunded Warrants; Warrants exercisable for an aggregate of 596,707 shares of Common Stock, subject to the limitations described below; and 88,954 shares of Preferred Stock convertible into an aggregate of 884,014 shares of Common Stock, subject to the limitations described below. As of March 15, 2018, PWPI held 92,500 shares of Common Stock; 33,745 Prefunded Warrants; Warrants exercisable for an aggregate of 74,100 shares of Common Stock, subject to the limitations described below; and 11,046 shares of Preferred Stock convertible into an aggregate of 109,773 shares of Common Stock subject to the limitations described below. The Prefunded Warrants, Warrants and Preferred Stock are all subject to exercise and conversion limitations prohibiting the exercise or conversion of each security to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of Common Stock. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM and Mr. Park may be deemed to beneficially own 846,341 shares of Common Stock deemed held in the aggregate by the PW Funds, or approximately 9.99% of the shares of Common Stock deemed to be issued and outstanding as of March 15, 2018.

Item 1(a). Name Of Issuer: Lazydays Holdings, Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:
6130 Lazy Days Blvd. Seffner, Florida 33584
Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Park West Asset Management LLC, a Delaware limited liability company (“PWAM”), (ii) Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”) and (iii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”). PWAM is the investment manager to PWIMF and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, collectively with PWIMF, the “PW Funds”). As of March 15, 2018, PWIMF held 750,000 shares of common stock, $0.0001 par value per share of the Company (“Common Stock”); 266,612 prefunded warrants (“Prefunded Warrants”); warrants (“Warrants”) exercisable for an aggregate of 596,707 shares of Common Stock, subject to the limitations described below; and 88,954 shares of the Company’s Series A Preferred Stock (the “Preferred Stock”) convertible into an aggregate of 884,014 shares of Common Stock, subject to the limitations described below. As of March 15, 2018, PWPI held 92,500 shares of Common Stock; 33,745 Prefunded Warrants; Warrants exercisable for an aggregate of 74,100 shares of Common Stock, subject to the limitations described below; and 11,046 shares of Preferred Stock convertible into an aggregate of 109,773 shares of Common Stock subject to the limitations described below.

The Prefunded Warrants, Warrants and Preferred Stock are all subject to exercise and conversion limitations prohibiting the exercise or conversion of each security to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of Common Stock.

Based on the foregoing, 9.99% of the shares of Common Stock deemed to be issued and outstanding as of March 15, 2018 may be deemed to be beneficially owned (x) directly by PWIMF, (y) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (z) indirectly by Mr. Park, as the sole member and manager of PWAM.

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Persons is: 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.
Item 2(c). Citizenship:
PWAM is organized under the laws of the State of Delaware. Mr. Park is a citizen of the United States. PWIMF is a Cayman Islands exempted company.
Item 2(d). Title of Class of Securities:
Common Stock, $0.0001 par value per share.
Item 2(e). CUSIP No.:
52110H100

Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to each of PWAM and Mr. Park is as follows:

(a) Amount Beneficially Owned:	846,341*
(b) Percent of Class:	9.99%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	846,341*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	846,341*

As reported in the cover pages to this report, the ownership information with respect to PWIMF is as follows:

(a) Amount Beneficially Owned:	846,341*
(b) Percent of Class:	9.99%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	846,341*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	846,341*

  * This report on Schedule 13G is being jointly filed by (i) PWAM, (ii) PWIMF and (iii) Mr. Park, as the sole member and manager of PWAM. PWAM is the investment manager to the PW Funds. As of March 15, 2018, PWIMF held 750,000 shares of Common Stock; 266,612 Prefunded Warrants; Warrants exercisable for an aggregate of 596,707 shares of Common Stock, subject to the limitations described below; and 88,954 shares of Preferred Stock convertible into an aggregate of 884,014 shares of Common Stock, subject to the limitations described below. As of March 15, 2018, PWPI held 92,500 shares of Common Stock; 33,745 Prefunded Warrants; Warrants exercisable for an aggregate of 74,100 shares of Common Stock, subject to the limitations described below; and 11,046 shares of Preferred Stock convertible into an aggregate of 109,773 shares of Common Stock, subject to the limitations described below.

The Prefunded Warrants, Warrants and Preferred Stock are all subject to exercise and conversion limitations prohibiting the exercise or conversion of each security to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of Common Stock.

Based on the foregoing, 9.99% of the shares of Common Stock deemed to be issued and outstanding as of the Effective Date may be deemed to be beneficially owned (x) directly by PWIMF, (y) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (z) indirectly by Mr. Park, as the sole member and manager of PWAM.

The foregoing beneficial ownership percentage is based upon 8,471,885 shares of Common Stock, issued and outstanding, based on information reported by the Company in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 21, 2018.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2018

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By: Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit
A. Joint Filing Agreement, dated as of March 26, 2018, by and among Park West Asset Management LLC, Park West Investors Master Fund, Limited and Peter S. Park.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of common stock, $0.0001 par value per share, of Lazydays Holdings, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement this 26th day of March, 2018.

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By: Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park